Exhibit 21

CNF INC.

SIGNIFICANT SUBSIDIARIES OF THE COMPANY

December 31, 2002

CNF Inc. and its significant subsidiaries were:

Parent and Significant Subsidiaries	Percent of Stock Owned by Company	State or Province or Country of Incorporation
CNF Inc.		Delaware
Significant Subsidiaries of CNF Inc.:
Con-Way Transportation Services, Inc.	100	Delaware
Menlo Worldwide, LLC	100	Delaware
Road Systems, Inc.	100	California